                                                  Filed Pursuant to Rule 424(b)5
                                            Registration Statement No. 333-02109

[ALLETE LOGO]
-----------------
PROSPECTUS
FEBRUARY 14, 2005
-----------------

[INVEST DIRECT LOGO]

[ALLETE LOGO]

                               P R O S P E C T U S



                        1,004,537 Shares of Common Stock
                               (Without Par Value)

Invest Direct(registered) is ALLETE, Inc.'s direct stock purchase and dividend reinvestment plan. Invest Direct provides investors with a convenient method of acquiring shares of ALLETE common stock through cash payments and reinvestment of dividends.

If you are currently participating in the plan, you will remain enrolled in the plan and you do not have to take any action unless you wish to terminate your participation or change your election in the plan.

ALLETE's principal executive offices are located at 30 West Superior Street, Duluth, Minnesota 55802-2093, telephone number (218) 279-5000.

ALLETE's common stock is listed on the New York Stock Exchange and trades under the symbol "ALE."

You should keep this prospectus for future reference.

                        ---------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        ---------------------------------

                The date of this prospectus is February 14, 2005.


[INVEST DIRECT LOGO]

                                TABLE OF CONTENTS

Where You Can Find More Information............................................3

Incorporation by Reference.....................................................3

Safe Harbor Statement under the Private Securities Litigation
 Reform Act of 1995............................................................3

ALLETE, Inc. ..................................................................5

The Plan.......................................................................8

   Purpose of Invest Direct....................................................8
   Advantages..................................................................8
   Disadvantages...............................................................8
   Eligibility and Enrollment..................................................8
   Plan Administration.........................................................9
   Contacting the Plan Administrator..........................................10
   Reinvestment of Cash Dividends.............................................10
   Optional Cash Payments.....................................................11
   Timing of Share Purchases..................................................11
   Source and Price of Purchased Shares.......................................12
   Safekeeping................................................................13
   Transfer or Assignment of Shares...........................................13
   Shares Pledged.............................................................13
   Shareholder Voting.........................................................13
   Sale of Shares.............................................................14
   Certificates for Shares; Direct Registration System........................14
   Withdrawal from the Plan...................................................15
   Statements of Account; Shareholder Communications..........................16
   Costs Under the Plan.......................................................16
   Rights Offering and Stock Split............................................17
   Liability..................................................................17
   Modification or Termination of Plan; Termination of Participants;
    Governing Law.............................................................18

United States Federal Income Tax Consequences.................................18

Description of Common Stock...................................................19

Use of Proceeds...............................................................23

Experts.......................................................................23

Legal Opinions................................................................24


     You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. ALLETE has not authorized anyone else to provide you with different information. ALLETE is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                       WHERE YOU CAN FIND MORE INFORMATION

ALLETE files annual, quarterly and other reports and other information with the Securities and Exchange Commission (SEC). You can read and copy any information filed by ALLETE with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including ALLETE. ALLETE also maintains an Internet site (http://www.allete.com). Information contained on ALLETE's Internet site does not constitute part of this prospectus.


                           INCORPORATION BY REFERENCE

The SEC allows ALLETE to "incorporate by reference" the information that ALLETE files with the SEC, which means that ALLETE may, in this prospectus, disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. ALLETE is incorporating by reference the documents listed below and any future filings ALLETE makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until this offering is terminated. Information that ALLETE files in the future with the SEC will automatically modify and supersede this information.

    - ALLETE's Annual Report on Form 10-K for the year ended December 31, 2004; and

    - ALLETE's Current Reports on Form 8-K dated January 4, 2005 and February 10, 2005.

You may request a copy of these documents, at no cost to you, by writing or calling:

                              Shareholder Services
                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093
                   Telephone: (218) 723-3974 or (800) 535-3056
                            Facsimile: (218) 720-2502
                         e-mail: shareholder@allete.com

You should rely only on the information contained in, or incorporated by reference in, this prospectus and any prospectus supplement. ALLETE has not authorized anyone else to provide you with different information. ALLETE is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents or that the information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.


                              SAFE HARBOR STATEMENT
           UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we are hereby filing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this prospectus or any supplement to this prospectus, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, which are difficult to predict, contain uncertainties, are beyond our control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

    -   our ability to successfully implement our strategic objectives;

    - prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utility Commission, the Florida Public Service Commission, the Public Service Commission of Wisconsin, and various local and county regulators, and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power and capital investments, present or prospective wholesale and retail competition (including but not limited to transmission costs), and zoning and permitting of land held for resale;

    -   effects of restructuring initiatives in the electric industry;

    -   economic and geographic factors, including political and economic risks;

    - changes in and compliance with environmental and safety laws and policies;

    -   weather conditions;

    -   natural disasters;

    -   war and acts of terrorism;

    -   wholesale power market conditions;

    -   population growth rates and demographic patterns;

    - the effects of competition, including competition for retail and wholesale customers;

    -   pricing and transportation of commodities;

    -   changes in tax rates or policies or in rates of inflation;

    -   unanticipated project delays or changes in project costs;

    -   unanticipated changes in operating expenses and capital expenditures;

    -   global and domestic economic conditions;

    -   capital market conditions;

    -   changes in interest rates and the performance of the financial markets;

    -   competition for economic expansion or development opportunities;

    -   our ability to manage expansion and integrate acquisitions; and

    - the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by us in our Form 10-K and in our other reports filed with the SEC that attempt to advise interested parties of the factors that may affect our business.

                                  ALLETE, INC.

ALLETE has been incorporated under the laws of the State of Minnesota since 1906. ALLETE's operations are comprised of four business segments. REGULATED UTILITY includes retail and wholesale rate-regulated electric, water and gas services in northeastern Minnesota and northwestern Wisconsin under the jurisdiction of state and federal regulatory authorities. NONREGULATED ENERGY OPERATIONS includes nonregulated generation (non-rate base generation sold at market-based rates to the wholesale market) consisting primarily of generation from our Taconite Harbor Energy Center in northern Minnesota, and our coal mining activities in North Dakota. Nonregulated Energy Operations also includes generation secured through the Kendall County power purchase agreement, which is expected to be transferred in April 2005. (See Nonregulated Energy Operations.) REAL ESTATE includes our Florida real estate operations. OTHER includes our telecommunications activities, investments in emerging technologies, earnings on cash, and general corporate charges and interest not specifically related to any one business segment. General corporate charges include employee salaries and benefits, as well as legal and other outside service fees. Discontinued Operations includes our Automotive Services business that was spun off on September 20, 2004, our Water Services businesses, the majority of which were sold in 2003, and costs incurred by ALLETE associated with the spin-off of ADESA, Inc.

                                                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                                                   ------------------------------------
                                                                                     2004          2003           2002
-----------------------------------------------------------------------------------------------------------------------
MILLIONS EXCEPT PER SHARE AMOUNTS
Net Income (Loss)
     Regulated Utility                                                             $ 42.8        $ 37.9         $ 50.4
     Nonregulated Energy Operations                                                  (0.3)          3.7           (8.7)
     Real Estate                                                                     14.7          14.1           11.2
     Other                                                                          (18.1)        (25.9)         (28.2)
-----------------------------------------------------------------------------------------------------------------------

     Continuing Operations                                                           39.1          29.8           24.7
     Discontinued Operations                                                         73.1         206.6          112.5
     Change in Accounting Principle                                                  (7.8)            -              -
-----------------------------------------------------------------------------------------------------------------------
                                                                                   $104.4        $236.4         $137.2
-----------------------------------------------------------------------------------------------------------------------

Diluted Earnings (Loss) Per Share of Common Stock
     Continuing Operations                                                          $1.37         $1.08          $0.91
     Discontinued Operations                                                         2.57          7.44           4.13
     Change in Accounting Principle                                                 (0.27)            -              -
-----------------------------------------------------------------------------------------------------------------------
                                                                                    $3.67         $8.52          $5.04
-----------------------------------------------------------------------------------------------------------------------

REGULATED UTILITY

         MINNESOTA POWER, an operating division of ALLETE, provides regulated utility electric service in a 26,000 square mile service territory in northeastern Minnesota. Minnesota Power supplies regulated utility electric service to 136,000 retail customers and wholesale electric service to 16 municipalities. Wholly-owned subsidiary, SUPERIOR WATER, LIGHT AND POWER COMPANY, provides regulated utility electric, natural gas and water services in northwestern Wisconsin to 14,000 electric customers, 12,000 natural gas customers and 10,000 water customers.

         Minnesota Power has large power customer contracts with 12 customers (Large Power Customers), 11 of which require 10 megawatts or more of generating capacity and one of which requires 8 megawatts or more of generating capacity. Large Power Customer contracts require Minnesota Power to have a certain amount of generating capacity available. In turn, each Large Power Customer is required to pay a minimum monthly demand charge that covers the fixed costs associated with having this capacity available to serve the customer, including a return on common equity. All contracts continue past the contract termination date, unless the required advance notice of cancellation has been given. The advance notice of cancellation varies from one to four years.

NONREGULATED ENERGY OPERATIONS

         BNI COAL, LTD., another wholly-owned subsidiary, owns and operates a lignite mine in North Dakota. Two electric generating cooperatives, Minnkota Power Cooperative, Inc. and Square Butte Electric Cooperative, presently consume virtually all of BNI Coal's production of lignite under cost-plus, fixed fee, coal supply agreements expiring in 2027. Minnkota Power has an option to extend its coal supply agreement to 2042. Under an agreement with Square Butte expiring at the end of 2026, Minnesota Power is currently entitled to approximately 71 percent (66 percent beginning in 2006; 60 percent in 2007) of the output of a 455-megawatt coal-fired generating unit located near Center, North Dakota.

         NONREGULATED GENERATION. Nonregulated generation is primarily non-rate base generation sold at market-based rates to the wholesale market and includes generation from our Taconite Harbor Energy Center in northern Minnesota and generation secured through the Kendall County power purchase agreement. The generation output from Taconite Harbor is primarily being sold in the wholesale market and is sold in limited circumstances to Minnesota Power's utility customers. The Kendall County power purchase agreement includes the purchase of the output from a generation unit (approximately 275 megawatts) at a facility located near Chicago, Illinois. In December 2004, our wholly-owned subsidiary, RAINY RIVER ENERGY CORPORATION, entered into an agreement to assign this Kendall County power purchase agreement to Constellation Energy Commodities Group, Inc. Under the terms of the agreement, Rainy River Energy will pay Constellation Energy Commodities $73 million in cash (approximately $47 million after taxes) to assume the Kendall County power purchase agreement. The proposed transaction is subject to the approvals of LSP-Kendall Energy, LLC, the owner of the energy generation facility, as well as of its project lenders and the Federal Energy Regulatory Commission. Pending these approvals, the transaction is scheduled to close in April 2005.

REAL ESTATE

         ALLETE PROPERTIES, INC. is our real estate business that has operated in Florida since 1991. Our real estate operations include several wholly-owned subsidiaries and an 80 percent ownership in LEHIGH ACQUISITION CORPORATION. ALLETE Properties acquires real estate portfolios and large land tracts at bulk prices, adds value through entitlements and/or infrastructure improvements, and resells the property over time to developers, end-users and investors. Management at ALLETE Properties uses their business relationships, understanding of real estate markets, and expertise in the land development and sales processes, to provide revenue and earnings growth opportunities to ALLETE.

         ALLETE Properties is headquartered in Fort Myers, Florida, the location of its southwest Florida regional office. Southwest Florida operations consist of land sales and third-party brokerage businesses, with limited land development activities. We also have a regional office in Palm Coast, Florida, which oversees northeast Florida operations that focus on land sales and development activities. Development activities involve mainly zoning, permitting, platting and master infrastructure construction. Our three major development projects include Town Center at Palm Coast, Palm Coast Park and Ormond Crossings in Ormond Beach.

OTHER

         Our Other segment consists of our telecommunications business-ENVENTIS TELECOM, INC., investments in emerging technologies related to the electric utility industry, earnings on cash, and general corporate charges and interest not specifically related to any one business segment. General corporate charges include employee salaries and benefits, as well as legal and other outside service fees.

                                    THE PLAN

The terms of the Invest Direct plan are set forth below.

PURPOSE OF INVEST DIRECT

         The purpose of the Invest Direct plan is to provide investors with a convenient way to purchase shares of ALLETE common stock and to reinvest all or a portion of the cash dividends paid on an investor's holdings of ALLETE common stock in additional shares of common stock. When shares of common stock purchased under the plan are acquired directly from ALLETE, ALLETE will receive additional equity funds which are expected to be used for general corporate purposes as described in "Use of Proceeds."

ADVANTAGES

         Some of the advantages of the plan include:

         - The plan provides a convenient way to purchase ALLETE common stock without paying fees or commissions.

         - You may choose to have cash dividends payable on all or a portion of your shares of ALLETE common stock reinvested.

         -   You may make optional cash investments in ALLETE common stock.

         - Common stock certificates may be deposited with the plan for safekeeping.

DISADVANTAGES

         Some of the disadvantages of the plan include:

         - You will not be able to precisely time your purchases and sales through the plan; therefore you will bear the market risk associated with fluctuations in the price of ALLETE common stock pending investment or sale.

         - You will need to transfer shares of ALLETE common stock out of your plan account if you wish to sell more than 200 shares from your plan account in any calendar year.

         - No interest is paid on cash dividends to be reinvested, initial cash investments or optional cash investments received by the plan.

ELIGIBILITY AND ENROLLMENT

         IF YOU ARE CURRENTLY PARTICIPATING IN THE PLAN, YOU WILL REMAIN ENROLLED IN THE PLAN AND YOU DO NOT HAVE TO TAKE ANY ACTION UNLESS YOU WISH TO TERMINATE YOUR PARTICIPATION OR CHANGE YOUR ELECTION IN THE PLAN.

         You are eligible, whether or not you own ALLETE common stock, to join the plan, provided that:

         1)  you properly enroll in the plan; and

         2) your participation in the plan would not violate securities or other laws of the state, territory or country where you reside that are applicable to ALLETE, the plan or you.

         We reserve the right to restrict participation in the plan if we believe that your participation may be contrary to the general intent of the plan or in violation of applicable law.

         Shareholders of ALLETE common stock with shares registered in their own names may join the plan by returning a completed Shareholder Authorization Form to the plan administrator. If your shares of ALLETE common stock are held in and registered in the name of a brokerage, bank, or other intermediary account, you can instruct the broker, bank, or intermediary to register some or all of your shares directly in your name, and you can then join the plan with those shares by returning a completed Shareholder Authorization Form to the plan administrator. A Shareholder Authorization Form may be obtained by contacting the plan administrator as provided under "Contacting the Plan Administrator" below.

         Other eligible investors may participate in the plan by making a minimum initial cash investment to purchase ALLETE common stock through the plan and by obtaining from, and returning to, the plan administrator a completed Shareholder Authorization Form.

         If you are not an ALLETE customer, as defined below, the minimum initial cash investment is $250. ALLETE customers are permitted to make a minimum initial cash investment of $10. Interest will not be paid on any initial cash investments held pending investment in the plan. See "Timing of Share Purchases" below. We will not return initial cash investments unless we receive a written request no later than the last day of the Investment Period within which we receive such initial cash investments.

         An "ALLETE customer" means any person who is:

         1) a customer of the ALLETE family of companies (including, but not limited to, Minnesota Power and Superior Water, Light and Power Company);

         2)  a lessee of real property owned by an ALLETE company; or

         3) a member of another category of persons with an ongoing business relationship with an ALLETE company as such category may be approved for ALLETE customer status under the plan by the plan administrator.

         The laws of certain jurisdictions require that shares of ALLETE common stock offered under the plan to persons, including ALLETE customers, who are not presently record holders of common stock can be offered only through a registered broker-dealer. Also, the laws of certain jurisdictions prohibit the offer or sale of shares of common stock offered under the plan to persons other than ALLETE's employees, executives, consultants, existing shareholders and lenders. We will not make offers or sales in those jurisdictions unless we have satisfied the requirements of the securities laws applicable to the operation of the plan.

PLAN ADMINISTRATION

         ALLETE Shareholder Services, as plan administrator, administers the plan for you, keeps records and performs other duties relating to the plan. The responsibilities of ALLETE Shareholder Services in connection with the administration of the plan are administrative in nature.

         If the plan purchases shares on the open market, we will appoint an independent agent to act on your behalf in buying such shares. An independent agent will also sell plan shares on behalf of participants. ALLETE Shareholder Services, as custodian under the plan, holds shares acquired under the plan and shares deposited into the plan for safekeeping. ALLETE Shareholder Services may resign as plan administrator or as custodian at any time upon the appointment of a successor.

CONTACTING THE PLAN ADMINISTRATOR

         All questions, requests for the various forms referred to in this prospectus and other communications concerning Invest Direct should be directed to the plan administrator at:

                              Shareholder Services
                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093
                   Telephone: (218) 723-3974 or (800) 535-3056
                               Fax: (218) 720-2502
                         e-mail: shareholder@allete.com
                                 www.allete.com

REINVESTMENT OF CASH DIVIDENDS

         Through the plan, you may reinvest all or a portion of cash dividends earned on your shares (whether held in certificate form, through ALLETE's direct registration system, or in your plan account). If you elect "reinvest all cash dividends," all cash dividend payments on all shares will be reinvested. If you elect "partial dividend reinvestment," dividends received on the percentage of shares you specify will be reinvested and you will receive cash dividends on the remaining shares. If you do not indicate an investment option on the Shareholder Authorization Form, your plan account will be automatically enrolled in the "reinvest all cash dividends" option.

         You may change your method of receiving cash dividends at any time by sending a completed Shareholder Authorization Form to the plan administrator.

         Dividend instructions must be received on or before a Dividend Record Date in order to be effective for the next Dividend Payment Date. If the plan administrator receives a Shareholder Authorization Form after the Dividend Record Date, the new instructions will not take effect until the next Dividend Payment Date.

         A "Dividend Payment Date" is the date on which dividends are payable on the shares of ALLETE common stock, as determined by ALLETE's Board of Directors. These dates are normally the first day of March, June, September and December.

         A "Dividend Record Date" is the date on which shareholders, including plan participants, must be shareholders in order to receive dividends on their shares of ALLETE common stock. Generally, the Dividend Record Date is the 15th of the month preceding the Dividend Payment Date.

         Without withdrawing from the plan, you may request the plan administrator to stop the reinvestment of any cash dividends on shares of common stock registered in your name by giving the plan administrator written notice. In order to stop the reinvestment of a cash dividend payment, the plan administrator must receive such written notice not later than the Dividend Record Date for that dividend payment.

OPTIONAL CASH PAYMENTS

         After enrollment in the plan, you may purchase additional shares under the plan by delivering to the plan administrator:

         1)  an Optional Cash Payment Form; and

         2)  a check or money order payable to ALLETE.

         Optional cash payments may vary in amount, but may not be less than $10 per payment nor more than $100,000 per calendar year. Once enrolled in the plan, you may arrange for investments by automatic monthly deductions from your checking or savings account by returning an Automatic Cash Withdrawal and Investment Form to the plan administrator. Funds are generally withdrawn five or six business days prior to the Investment Date.

         The plan administrator will include an Optional Cash Payment Form with each Statement of Account or send one upon request.

         We will not pay interest on any optional cash payments held pending investment in the plan. See "Timing of Share Purchases" below. We will not return optional cash payments unless we receive a written request no later than the last day of the Investment Period within which we received such optional cash payments.

         You may stop making optional cash payments at any time without withdrawing from the plan.

TIMING OF SHARE PURCHASES

         Initial cash investments and optional cash payments will be used to purchase newly-issued shares on the applicable Investment Date and shares acquired on the open market will be purchased during an Investment Period, and will be credited to your plan account as of the next Investment Date. Note that since each Investment Period runs from the fourth business day before the end of the month, if an investment is received during those last few days of the month, it will not be credited to your plan account until the second following Investment Date. In all cases, we will purchase common stock under the plan within 35 days following receipt of an initial cash investment or optional cash payment or promptly return any remaining funds to you, without interest.

         "Investment Date" means the date on which a participant's account is allocated shares of ALLETE common stock for investments made during a particular Investment Period:

         1) If newly-issued shares are purchased under the plan, the Investment Date will be the first day of the month following the end of the Investment Period.

         2) If open market purchases are made, the Investment Date will be the later of:

             a) the first day of the month following the end of the Investment Period; or

             b) the day following the end of the Investment Period on which all purchases on the open market are completed by the independent agent.

         "Investment Period" means the period during which cash payments are accepted from participants for investment in ALLETE common stock to be credited to plan accounts on the Investment Date. The Investment Period begins on the fourth business day before the end of a month and ends on the fifth business day before the end of the following month.

         If the plan administrator receives any Shareholder Authorization Form directing reinvestment of cash dividends on or before a Dividend Record Date, we will reinvest that dividend in shares of common stock in accordance with your instructions and credit the shares to your account. If the plan administrator receives the Shareholder Authorization Form after the Dividend Record Date, we will pay those dividends in cash and begin reinvestment under the plan with the next dividend. To the extent shares will not be purchased on the Dividend Payment Date or are to be purchased on the open market, cash dividends will be delivered to an escrow account pending investment. The Dividend Record Dates for the payment of dividends on ALLETE common stock are customarily fifteen days before the Dividend Payment Dates. The Dividend Payment Dates usually are the first day of March, June, September and December.

         For example, in the case of a common stock dividend paid by ALLETE on March 1, for which the record date was February 15:

         - If we receive the Shareholder Authorization Form directing reinvestment on or before February 15, then we will reinvest the March 1 dividend in shares of common stock and credit those shares to your plan account as of the Investment Date following that February 15 record date.

         - If we receive the Shareholder Authorization Form after February 15, then we will pay the March 1 dividend in cash and not begin reinvestment under the plan until the next dividend.

         - Even though we may have received optional cash payments for the February Investment Period on or before February 15, your plan account will not be credited with the March dividend on the shares of common stock newly acquired with those optional cash payments because you did not own those newly acquired shares on the February 15 record date.

         In all cases, we will use dividends to purchase common stock under the plan within 30 days following the related Dividend Payment Date. We will not pay interest on any cash dividends held by us pending reinvestment in the plan.

SOURCE AND PRICE OF PURCHASED SHARES

         At ALLETE's option, common stock will be obtained through purchases of newly-issued shares, directly from ALLETE or through open market purchases of shares or in privately negotiated transactions. The price per share for newly-issued shares will be the average of the closing prices on the composite tape on the last three business days before the applicable Investment Date. Shares purchased on the open market or in negotiated transactions will have a price per share equal to the weighted average price (excluding any related brokerage fees, commissions or other service charges) at which such shares are purchased by the independent agent during the applicable Investment Period.

         Neither you, ALLETE nor any of its affiliates may exercise any control or influence over the timing, price, amount or manner of purchases of the common stock purchased by the independent agent.

         We cannot change our determination that shares will be purchased on the open market or in negotiated transactions or directly from ALLETE more frequently than once every three months.

         The number of shares purchased for your plan account with respect to any Investment Period depends upon:

         1) the amount of the cash dividends to be reinvested and optional cash payments to be invested; and

         2)  the price of the shares of ALLETE common stock purchased.

         In every case, available funds will be fully invested in both whole and fractional shares of ALLETE common stock (computed to three decimal places). No one can predict the number of shares that will be purchased with respect to any Investment Period, and the plan does not permit the plan administrator to honor a request that a specific number of shares be purchased.

SAFEKEEPING

         Shares of ALLETE common stock that you buy under the plan will be maintained in your account in book-entry form.

         If you hold ALLETE common stock in certificate form, you may deposit your certificate with the plan administrator for safekeeping into your plan account. Certificates representing shares to be deposited for safekeeping should be sent to the plan administrator, together with a completed Shareholder Authorization Form. You should use certified or registered mail when sending stock certificates. YOU SHOULD NOT ENDORSE CERTIFICATES SURRENDERED FOR SAFEKEEPING. We will send you a notification when we receive certificates sent to us for safekeeping. It is your responsibility to retain records relative to the cost of any shares represented by certificates deposited for safekeeping. COMMON STOCK SURRENDERED FOR SAFEKEEPING WILL BE TREATED IN THE SAME MANNER AS SHARES PURCHASED THROUGH THE PLAN.

         Safekeeping protects your shares against loss, theft or accidental destruction. This also provides a convenient way for you to keep track of your shares.

TRANSFER OR ASSIGNMENT OF SHARES

         You may instruct the plan administrator to transfer or assign plan shares to another account or to a new account. These instructions must be sent with appropriate documentation and comply with transfer regulations and applicable laws.

         Please call the plan administrator for specific instructions for transferring shares.

SHARES PLEDGED

         You may not pledge shares held in a plan account as collateral. If you wish to use plan shares as collateral, you must have those shares registered in your name by withdrawing the shares from the plan. See "Certificates for Shares; Direct Registration System" below.

SHAREHOLDER VOTING

         For each meeting of shareholders, you will receive notices of meetings, proxy statements and proxy cards covering the total full and fractional shares held, including shares held directly and shares held under the plan. If you return a proxy card properly signed and marked for voting, the covered shares will be voted as marked. If you return a proxy card properly signed, but without instructions as to how shares are to be voted with respect to any item on the proxy card, the covered shares are voted in accordance with the recommendations of ALLETE's Board of Directors. If you do not return a proxy card, or return a card unexecuted or improperly executed, the covered shares will not be voted unless you vote in person at the meeting.

SALE OF SHARES

         Invest Direct allows you to sell up to 200 plan shares in one transaction per calendar year. This includes shares of common stock deposited in the plan for safekeeping. We will not charge you an administrative and/or broker commission fee for this service if less than one share is sold. We will charge you a nominal administrative fee for sales of one or more shares, up to 200 shares.

         To sell plan shares, you must make a written request to the plan administrator by:

         1) completing the Share Transaction Request Form on the reverse side of the Optional Cash Payment Form; or

         2) submitting a letter of instruction indicating the plan account number and registration.

         The request should indicate the number of shares to be sold and must be signed by all plan account owners.

         We will generally sell shares within five business days after receiving a request. However, we may delay sale requests received during the dividend processing period until completion of dividend processing.

         You cannot control the terms and conditions of the sale of your plan shares. Neither you, ALLETE nor any of its affiliates may exercise any control or influence over the timing, price, amount or manner of the sale of the common stock sold by the independent agent. The independent agent will sell the shares.

         We will issue a check for the proceeds of the sale minus applicable administrative fees and taxes as soon as practicable after the sale of the shares. The check will be made payable to the registered holders only.

         If you wish to sell more than once per calendar year or more than 200 shares, you or your stockbroker may request that the shares be moved to ALLETE's direct registration system, or DRS, or that a certificate be issued to you for the shares. See "Certificates for Shares; Direct Registration System." Once you receive a certificate or move your shares to DRS, you can place an order to sell through your stockbroker.

         Shares held outside the plan may not be sold through the plan.

CERTIFICATES FOR SHARES; DIRECT REGISTRATION SYSTEM

         You can request stock certificates or can request to move to the direct registration system any number of full shares credited to your plan account, and may make such request without withdrawing from the plan. There is no charge for this service. The direct registration system permits an investor to hold ALLETE common stock as the registered owner in book-entry registration form on the stock transfer books of ALLETE, with no need for a physical stock certificate.

         You must make a written request to the plan administrator by:

         1) completing the Share Transaction Request Form on the reverse side of the Optional Cash Payment Form; or

         2) submitting a letter of instruction indicating the plan account number and registration.

         The request should indicate the number of shares to be certificated or moved to DRS and must be signed by all plan account owners. You must make a separate request each time a certificate or movement to DRS is requested. We process requests as soon as practicable after we receive them. We will continue to hold any remaining full and fractional shares in your plan account. Fractional shares cannot be issued in certificate form or moved to DRS.

         Certificating your shares or moving them to DRS does not automatically stop dividend reinvestment. We will continue to follow existing instructions regarding payment or reinvestment of dividends on shares moved to certificate or DRS form until we receive new instructions. To make a change in method of dividend payment, you must make a request in writing as more fully described under "Reinvestment of Dividends" above.

WITHDRAWAL FROM THE PLAN

         You may withdraw from the plan at any time by notifying the plan administrator in writing of your decision by:

         1) completing the Share Transaction Request Form on the reverse side of the Optional Cash Payment Form; or

         2) submitting a letter of instruction indicating the plan account number and registration.

         The request should indicate that you wish to terminate participation in the plan. All plan account owners must sign the request and indicate whether they wish to receive a stock certificate, move their shares to DRS, or sell their shares (if the number of shares is 200 or less and they have not sold any other shares from their plan account that year).

         As explained above, you may terminate participation in the plan either by:

         1) selling all the shares in your plan account through the plan (if that number of shares is 200 or less and you have not sold any other shares credited to your plan account in the year of termination); or

         2) having a certificate issued for a specific number of whole shares or move a specific number of whole shares to DRS and sell the remaining shares through the plan. If a termination request does not specify the manner of distribution of shares, we will move the whole number of shares in that account to DRS and issue a check for the value of any remaining fractional shares. The plan administrator will only issue certificates for whole shares.

         If, during the same Investment Period, we receive an optional cash payment and a timely request to terminate participation in the plan, we will return the amount of the optional cash payment. If the request is not timely received we will use those funds to purchase shares in accordance with the terms of the plan. Such shares will be sold and the proceeds of the sale will be returned to you. In any event, certificates for whole shares allocated to a plan account upon termination and/or the proceeds from the sale of any shares held in that plan account will be sent to you no later than 30 days following the notice of termination.

         Your withdrawal from the plan will stop all investment under the plan if in the case of:

         1) reinvestment of dividends, we receive notification of withdrawal not later than the Dividend Record Date for a cash dividend payment normally reinvested; and

         2) optional cash payments, we receive notice of withdrawal on or before the end of the Investment Period during which we receive the optional cash payment.

         We will pay to you, without interest, any cash dividend or optional cash payment we receive for which investment has been stopped by timely notification of withdrawal from the plan.

         If you sell or otherwise dispose of all the shares of stock registered in your name in certificate form, the plan administrator will continue to reinvest the dividends on the shares credited to your plan account until the plan administrator is notified in writing of your intent to withdraw from the plan.

STATEMENTS OF ACCOUNT; SHAREHOLDER COMMUNICATIONS

         You will receive quarterly Statements of Account, if there is any activity in your plan account in that quarter. In any event, you will receive a Statement of Account at least annually. In addition, you will receive a statement for the following transactions:

         1)  purchase of additional shares with optional cash payments;

         2)  deposit of shares into the plan for safekeeping;

         3)  sale of shares held in the plan;

         4)  withdrawal of plan shares;

         5)  transfer of plan shares; and

         6)  upon termination of the plan.

         YOUR STATEMENTS OF ACCOUNT ARE YOUR CONTINUING RECORD OF THE COST OF SHARES PURCHASED, THEIR BASIS FOR FEDERAL INCOME TAX PURPOSES, THE PROCEEDS OF SALES AND THE AMOUNT OF DIVIDENDS REPORTABLE FOR FEDERAL INCOME TAX PURPOSES. YOU SHOULD KEEP YOUR STATEMENTS OF ACCOUNT FOR INCOME TAX PURPOSES.

         You will also receive copies of the same communications sent to all holders of ALLETE common stock, including ALLETE's Annual Report to Shareholders, Notice of Annual Meeting and Proxy Statement and tax information for reporting dividends paid.

         Statements of Account and other communications will be sent to your address on record with us. If you move, you must promptly notify us of your change of address to avoid delays in receiving up-to-date information.

COSTS UNDER THE PLAN

         You will not incur any brokerage fees, commissions or other charges for shares purchased for your plan account. However, if we pay any such charges, we are required to report them to the Internal Revenue Service
         (IRS) as income to you. Because of the volume of shares purchased through the plan, commissions that we pay on your behalf should be less than those that you would otherwise pay if you purchased, individually, the same number of shares on the open market.

         If you request that we sell shares of common stock through the plan (other than a request for the sale of less than one share), you will be charged a nominal administrative fee and applicable taxes.

         There are no other service charges for participating in the plan. We pay all costs of administration of the plan. However, we reserve the right at any time to charge an administrative fee for costs that are reasonably related to actual administrative costs incurred by us as plan administrator. These costs include printing and mailing costs for prospectuses, brochures and forms, administrative handling fees for paperwork requested by you, and other similar costs. If we decide to charge such fees, you will be notified 90 days before their effective date.

RIGHTS OFFERING AND STOCK SPLIT

         A rights offering takes place if ALLETE issues to its existing shareholders the right to purchase additional shares of ALLETE common stock in proportion to the shares they already own. In a rights offering, warrants representing rights on all shares held directly by you, including those credited to your plan account, will be mailed directly to you in the same manner as to shareholders not participating in the plan.

         Rights based on a fractional share held in the plan will be sold by the plan administrator and the proceeds will be credited to your plan account under the plan and applied as cash dividends to purchase common stock to be credited to your plan account as of the Investment Date following the next Investment Period in which common stock is purchased with reinvested dividends. A rights offering is not related to the Rights attached to the shares of ALLETE common stock. See "Description of Common Stock--Description of Preferred Share Purchase Rights" below.

         Any shares issued in connection with a stock split distributed by ALLETE on shares credited to your plan account under the plan will be added to your plan account. If you hold your plan shares in certificate form, any shares issued in connection with a stock split will be mailed to you directly in the same manner as to shareholders who are not participating in the plan. If you hold your plan shares in DRS, any shares issued in connection with a stock split will similarly be registered in DRS.

LIABILITY

         Neither ALLETE, in its individual capacity or as plan administrator, nor any independent agent appointed by ALLETE under the plan will be liable for any act done in good faith or for any good faith omission to act with respect to the plan, including, without limitation, any claim of liability:

         1) arising out of failure to terminate a plan account upon a participant's death before receipt of notice from an authorized representative of the estate of such death in writing (all instructions and requests by authorized representatives of a participant's estate must be accompanied by appropriate documentation and must comply with the transfer requirements of the plan and any applicable laws);

         2) with respect to the prices or times at which, or sources from which, shares are purchased or sold; or

         3) with respect to any fluctuation in market value before or after any purchase or sale of shares,

         provided that nothing contained herein shall be construed to affect any right to bring suit under the federal securities laws of the United States.

         YOU MUST RECOGNIZE THAT ALLETE CANNOT ASSURE YOU A PROFIT, OR PROTECT YOU AGAINST LOSSES, ON SHARES PURCHASED UNDER THE PLAN. THE MARKET PRICE OF ALLETE COMMON STOCK CAN FLUCTUATE SUBSTANTIALLY. YOU ACCEPT THE RISKS AS WELL AS THE BENEFITS OF THE PLAN. YOU PARTICIPATE IN THE PLAN AT YOUR SOLE DISCRETION, RISK AND RESPONSIBILITY.

MODIFICATION OR TERMINATION OF PLAN; TERMINATION OF PARTICIPANTS; GOVERNING LAW

         We reserve the right to suspend, modify, amend or terminate the plan at any time and to interpret and regulate the plan as we deem necessary or desirable in connection with the operation of the plan. We also reserve the right, at our discretion, to terminate participation in the plan if your plan account is no longer active. ALLETE will provide notice of any such suspension, modification, amendment or termination. If we terminate your plan account, we will deliver or sell your shares in the manner described under the heading "Withdrawal from the Plan" above.

         In addition, we may terminate your participation in the plan if we believe that your participation may be contrary to the general intent of the plan or in violation of applicable law. We will send you a certificate for whole shares and a check for the cash value of the fractional shares in any plan account so terminated.

         The terms and conditions of the plan and its operation shall be governed by and construed in accordance with the laws of the State of Minnesota.


                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         For federal income tax purposes, you will be treated as having received a distribution on the Dividend Payment Date in an amount equal to the fair market value on that date of the full and fractional number of shares purchased with the reinvested amount used to purchase authorized but unissued shares directly from ALLETE. The tax basis of the purchased shares will be equal to the fair market value of such shares on the Dividend Payment Date.

         For federal income tax purposes, you will be treated as having received a distribution on the Dividend Payment Date in an amount equal to the reinvested amount plus brokerage fees, commissions or other service charges used to purchase shares in the open market, if paid by us to obtain the shares. The tax basis of the purchased shares will be equal to the amount of the distribution.

         If you purchase shares with optional cash payments, any brokerage fees, commissions or other service charges paid by us to obtain the shares will be treated as a distribution to you for federal income tax purposes. The tax basis of shares purchased in this manner will be equal to the amount of the optional cash payment plus the amount of the distribution.

         For federal income tax purposes, distributions will be treated as dividends to the extent paid out of current or accumulated earnings and profits and will be includible in your income and taxable as ordinary income. If a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of your investment, up to your tax basis in our common stock. Any remaining excess will be treated as a capital gain. Dividends received by noncorporate persons on common stock in tax years beginning on or before December 31, 2008 generally are subject to U.S. federal income tax at lower rates than other types of ordinary income, subject to certain exceptions.

         The holding period for shares acquired under the plan begins on the day after the shares are credited to your plan accounts. Your distribution for federal income tax purposes, including any brokerage fees, commissions or other service charges we pay in respect of reinvested dividends or optional cash investments, will be reported on your year-end Form 1099-DIV.

         Upon sale, exchange or other disposition of any shares, you will generally realize gain or loss equal to the difference between the amount realized on the disposition and your tax basis in the shares. Such gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if you held the shares for more than one year immediately prior to such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Unless an exemption applies, we will send you a Form 1099-B for any shares sold through the plan.

         If you are a foreign shareholder whose distributions are subject to United States income tax withholding, or a domestic shareholder subject to backup withholding, the amount of the distribution either sent to you in cash or reinvested in shares will be reduced by such tax withholding. The regular Statements of Account sent to you will indicate the amount of tax withheld. We will similarly withhold taxes on any sale of shares if you are subject to income tax withholding or backup withholding. We will reduce the amount we send to you for such sale by the amount of tax withheld and any applicable administrative fees or broker commissions. Any income tax we withhold may be claimed as a credit on your federal income tax return.

         The information explained above is only a summary and does not purport to be a complete description of all tax consequences of participation in the plan. The description may be affected by future legislation, IRS rulings and regulations, or court decisions. In addition, the taxation of foreign shareholders, except as noted, is not discussed in this prospectus. Accordingly, you should consult your own tax advisors with respect to the federal, state, local and foreign tax consequences of your participation in the plan.


                           DESCRIPTION OF COMMON STOCK

         GENERAL. The following statements describing our common stock are not intended to be a complete description. They are qualified in their entirety by reference to our Articles of Incorporation, Rights Plan, as defined below, and mortgage and deed of trust. We also refer you to the laws of the State of Minnesota.

         We have the following authorized capital stock by our Articles of
         Incorporation: 43,333,333 shares of common stock, without par value, and 3,616,000 shares of preferred stock. As of the date of this prospectus, 29,701,774 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

         DIVIDEND RIGHTS. Our common stock is entitled to dividends only after we have provided for dividends and any sinking fund requirements on any issued and outstanding preferred stock.

         Our Articles of Incorporation contain provisions which would restrict net income available for the payment of cash dividends on outstanding common stock in the event that shares of ALLETE's preferred stock were outstanding and certain common stock equity capitalization ratios were not met.

         VOTING RIGHTS (NON-CUMULATIVE VOTING). Holders of our common stock are entitled to receive notice of and to vote at any meeting of our shareholders. Each share of our common stock, as well as each share of any of our issued and outstanding preferred stock, is entitled to one vote. Since the holders of these shares do not have cumulative voting rights, the holders of more than 50 percent of the shares voting can elect all our directors. If that happens, the holders of the remaining shares voting (less than 50 percent) cannot elect any directors. In addition, whenever dividends on any of our preferred stock are in default in the amount of four quarterly payments, and until all the dividends in default are paid, the holders of our preferred stock are entitled, as one class, to elect a majority of the directors. Our common stock, as one class, would then elect the minority.

         Our Articles of Incorporation include detailed procedures and other provisions relating to these rights and their termination, including:

         -   quorums;

         -   terms of directors elected;

         -   vacancies;

         -   class voting;

         -   meetings; and

         -   adjournments.

         Our Articles of Incorporation contain provisions that make it difficult to obtain control of ALLETE through transactions not having the approval of our Board of Directors. These provisions include:

         1) a provision requiring the affirmative vote of 75 percent of the outstanding shares of all classes of our capital stock, present and entitled to vote, in order to authorize certain mergers or consolidations, or sales or leases of a significant amount of assets, of ALLETE, and other significant transactions that may have an effect on the control of ALLETE. Any of those transactions are required to meet certain "fair price" and procedural requirements. Neither a 75 percent shareholder vote nor a "fair price" is required for any of those transactions that have been approved by a majority of the "Disinterested Directors," as that term is defined in our Articles of Incorporation;

         2) a provision permitting a majority of the Disinterested Directors to determine whether the above requirements have been satisfied; and

         3) a provision providing that some parts of our Articles of Incorporation cannot be altered unless approved by 75 percent of the outstanding shares of all classes of our capital stock, present and entitled to vote, unless the alteration is recommended to the shareholders by a majority of the Disinterested Directors. The parts of our Articles of Incorporation that cannot be altered except as stated above include parts relating to:

             a. mergers or consolidations, or sales or leases of a significant amount of assets, of ALLETE, and other significant transactions that may have an effect on the control of ALLETE; and

             b. the number, election, terms of office and removal of directors of ALLETE and the way in which vacancies on the Board of Directors are filled.

         LIQUIDATION RIGHTS. After we have satisfied creditors and the preferential liquidation rights of any of our outstanding preferred stock, the holders of our common stock are entitled to share ratably in the distribution of all remaining assets.

         MISCELLANEOUS. Holders of our common stock have no preemptive or conversion rights. Our common stock is listed on the New York Stock Exchange. The transfer agents and registrars for our common stock are Wells Fargo Bank, N.A. and ALLETE.

         DESCRIPTION OF PREFERRED SHARE PURCHASE RIGHTS. The following statements describing our preferred share purchase rights (each a Right) are not intended to be a complete description. They are qualified in their entirety by reference to the Rights Agreement, dated as of July 24, 1996 (Rights Plan), between ALLETE and ALLETE's Corporate Secretary, as Rights Agent. We also refer you to the laws of the State of Minnesota.

         In July 1996, our Board of Directors declared a dividend distribution of one Right for each outstanding share of our common stock to shareholders of record at the close of business on July 24, 1996 (Record Date). Our Board of Directors also authorized the issuance of one Right for each share of our common stock that becomes outstanding between the Record Date and July 23, 2006, or an earlier date on which the Rights are redeemed. Except as described below, each Right, when exercisable, entitles the registered holder to purchase from us one-and-a-half one-hundredths (three two-hundredths) of a share of Junior Serial Preferred Stock A, without par value (Serial Preferred) at a price of $90.00 (the Purchase Price). The Purchase Price is subject to adjustment.

         Initially, no separate Right Certificates were distributed. Until the Distribution Date, our common stock certificates together with a copy of the Summary of Rights Plan are proof of the Rights. The Distribution Date is the earlier to occur of:

         1) 10 days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person) has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of our common stock (the Stock Acquisition Date); or

         2) 15 business days following the commencement of (or a public announcement of an intention to make) a tender or exchange offer where a person or group would become the beneficial owner of 15 percent or more of our outstanding shares of common stock. At any time before a person becomes an Acquiring Person, our Board of Directors may extend the 15-business day time period.

         Until the Distribution Date (or the earlier redemption, expiration or termination of the Rights), the Rights will be transferred only with our common stock. The transfer of any of our common stock (whether by certificate or DRS), with or without a copy of the Summary of Rights Plan, will also constitute the transfer of the Rights associated with that common stock. As soon as practicable following the Distribution Date, we will mail separate certificates for the Rights to holders of record of our common stock as of the close of business on the Distribution Date. After the Distribution Date, separate certificates for the Rights will be given as proof of the Rights.

         Each whole share of our Serial Preferred will have a minimum preferential quarterly dividend rate equal to the greater of $51 per share or, subject to anti-dilution adjustment, 200 times the dividend declared on our common stock. If ALLETE liquidates, no distribution will be made to the holders of our common stock until the holders of our Serial Preferred have received a liquidation preference of $100 per share, plus accrued and unpaid dividends. Holders of our Serial Preferred will be entitled to receive notice of and to vote at any meeting of our shareholders. Each whole share of our Serial Preferred is entitled to one vote. These shares do not have cumulative voting rights. Whenever dividends on any of our preferred stock are in default in the amount of four quarterly payments, and until all the dividends in default are paid, the holders of our Serial Preferred and other preferred stock will be entitled, together as one class, to elect a majority of directors. Our common stock would then elect the minority. If, in any merger or other transaction, shares of our common stock are exchanged for or converted into other securities and/or property, each whole share of our Serial Preferred will be entitled to receive, subject to anti-dilution adjustment, 200 times the amount for or into which each share of our common stock is exchanged or converted. We cannot redeem the shares of Serial Preferred.

         The Rights are not exercisable until the Distribution Date and will expire at the earliest of:

         1)  July 23, 2006 (Final Expiration Date);

         2)  the redemption of the Rights by ALLETE as described below; or

         3)  the exchange of all Rights for our common stock as described below.

         If any person (other than ALLETE, its affiliates or any person receiving newly-issued shares of common stock directly from ALLETE) becomes the beneficial owner of 15 percent or more of the then outstanding shares of common stock, each holder of a Right will have a right to receive, upon exercise at the then current exercise price of the Right, common stock (or, in the discretion of the Board of Directors, cash, property or other securities of ALLETE) with a value equal to two times the exercise price of the Right. The Rights Plan contains an exemption for common stock we issue directly to any person. This exemption applies even if the person would become the beneficial owner of 15 percent or more of our common stock, provided that the person does not acquire any additional shares of our common stock. Examples of situations where we might issue common stock directly include private placements or acquisitions we make using our common stock as consideration.

         If following the Stock Acquisition Date we are acquired in a merger or other business combination transaction, or 50 percent or more of our assets or earning power are sold, we will make proper provision so that each holder of a Right will, after the transaction, have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company with a value equal to two times the exercise price of the Right.

         If the events described in the preceding two paragraphs happen (the Triggering Events), any Rights that an Acquiring Person beneficially owns or transferred to certain persons, will immediately become null and void.

         The Purchase Price payable and the number of shares of our Serial Preferred or other securities or property issuable if the Rights are exercised, are subject to adjustment. An adjustment would be made to prevent dilution, if there was a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, our Serial Preferred or our common stock, or a reverse split of our outstanding shares of Serial Preferred or common stock.

         Our Board of Directors may exchange the Rights at an exchange ratio of one share of common stock per Right at any time that is:

         1) after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15 percent or more of the outstanding common stock; and

         2) before the acquisition by that person or group of 50 percent or more of the outstanding common stock.

         This exchange ratio is subject to adjustment and does not include Rights that have become null and void.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in the Purchase Price. We will not be required to issue fractional shares of

         Serial Preferred or common stock (other than fractions in multiples of one one-hundredths of a share of Serial Preferred). Instead, we may make an adjustment in cash based on the market price of the Serial Preferred or common stock on the last trading date before the date of exercise.

         Our Board of Directors may redeem the Rights in whole, but not in part, at a price of $.015 per Right (Redemption Price) anytime before a person becomes an Acquiring Person. At our option, we may pay the Redemption Price in cash, shares of our common stock or other consideration that our Board of Directors deems appropriate. If we redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         If the Rights are exercised, issuance of our Serial Preferred or our common stock will be subject to any necessary regulatory approvals. Until a Right is exercised, the holder of the Right will have no rights as a shareholder of ALLETE, including, without limitation, the right to vote or to receive dividends. One million shares of our Serial Preferred were reserved for issuance if the Rights are exercised.

         We may amend the provisions of the Rights Plan. However, any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

         The Rights have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire ALLETE without conditioning the offer on the redemption of the Rights or on the acquisition of a substantial number of Rights. The Rights beneficially owned by that person or group may become null and void. The Rights should not interfere with any merger or other business combination approved by our Board of Directors. This is because, at any time before a person becomes an Acquiring Person, our Board of Directors may redeem all of the outstanding Rights at the Redemption Price.

                                 USE OF PROCEEDS

         We will receive no proceeds from the offering of common stock through the plan unless shares of common stock are purchased directly from ALLETE. To the extent that shares are purchased directly from ALLETE, we expect that the net proceeds received will be used for general corporate purposes. We have no basis for estimating either the number of shares of common stock that may be sold under the plan, the prices at which those shares will be sold or the number of shares that will be purchased directly from ALLETE.


                                     EXPERTS

         The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.


         The statements as to matters of law and legal conclusions under "Description of the Common Stock" in this prospectus and in the documents incorporated in this prospectus by reference, will be reviewed by Deborah A. Amberg, Esq., Duluth, Minnesota, Vice President, General Counsel and Secretary of ALLETE. The statements under "United States Federal Income Tax Consequences" in this prospectus have been reviewed by Thelen Reid & Priest LLP. All of such statements and conclusions are presented or incorporated by reference in this prospectus in reliance upon the opinions of such individual and firms, respectively as experts.

         As of the date of this prospectus, Ms. Amberg owned 2,003 shares of ALLETE common stock. Ms. Amberg is acquiring additional shares of ALLETE common stock at regular intervals as a participant in the ALLETE Retirement Savings and Stock Ownership Plan. Under the Executive Long-Term Incentive Compensation Plan, Ms. Amberg has:

         - been granted options to purchase 15,950 shares of ALLETE common stock, of which 11,688 options are fully vested, the remainder of which shall vest over the next three years, and all of which will expire ten years from the date of grant; and

         - an award opportunity for up to 2,460 additional performance shares contingent upon the attainment of certain performance goals of ALLETE for the periods January 1, 2004 through December 31, 2005, January 1, 2004 through December 31, 2006, and January 1, 2005 through December 31, 2007.


                                 LEGAL OPINIONS

         The legality of the shares of common stock offered hereby will be passed upon for ALLETE by Deborah A. Amberg, Duluth, Minnesota, Vice President, General Counsel and Secretary of ALLETE and by Thelen Reid & Priest LLP, New York, New York, counsel for ALLETE. Thelen Reid & Priest LLP may rely as to all matters of Minnesota law upon the opinion of Ms. Amberg.

                               ------------------